UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Speechworks International, Inc.

___________________________________________________________

(Name of Issuer)

COMMON STOCK

___________________________________________________________

(Title of Class of Securities)

84764M101

_________________________________________________

(CUSIP Number)

December 31, 2001

___________________________________________________________

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[ ] Rule 13d - 1(b)

[x] Rule 13d - 1(c)

[ ] Rule 13d - 1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No. 84764M101
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America Ventures 95-6016836
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER
SHARED VOTING POWER
SOLE DISPOSITIVE POWER
SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5% (closing filing)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 84764M101
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): BA Venture Partners III 95-6016836
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER
SHARED VOTING POWER
SOLE DISPOSITIVE POWER
SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5% (closing filing)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1(a). Name of Issuer:

Speechworks International Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

695 Atlantic Ave.

Boston, MA 02111

Item 2(a). Name of Person Filing:

Bank of America Ventures

BA Venture Partners III

Item 2(b). Address of Principal Business Office or, if None,

Residence:

Bank of America Ventures

950 Tower Lane, Suite 700

Foster City, CA 94404

Item 2(c). Citizenship:

California

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number: 84764M101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or

13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership:

With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G (p. 2), which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6. Ownership of More than Five Percent on Behalf of

Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary which

Acquired the Security Being Reported on By the Parent

Holding Company:

Not applicable

Item 8. Identification and Classification of Members of the

Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below the undersigned certifies that, to the best of such undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2002

BANK OF AMERICA VENTURES

By: _/s/ Julie A. Kunetka __________

Julie A. Kunetka

Senior Vice President

Legal

BA VENTURE PARTNERS III

By: __/s/ Robert Obuch___________

Robert Obuch, general partner

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 11, 2002

BANK OF AMERICA VENTURES

By: /s/ Julie A. Kunetka

Julie A. Kunetka

Senior Vice President

Legal

BA VENTURE PARTNERS III

By: /s/ Robert Obuch

Robert Obuch, general partner